Exhibit 15.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Board of Directors of Navios Maritime Containers L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Containers L.P. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2018.

Athens, Greece

March 31, 2021

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit and per unit data)

		December 31,	December 31,
	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents	3,9	$7,573	$16,685
Restricted cash	3,9	—	1,424
Accounts receivable, net	4	3,456	2,287
Inventories		4,505	4,457
Balance due from related parties, current	12	150	—
Other current assets	5	674	4,525
Prepaid expenses		326	72

Total current assets		16,684	29,450

Non-current assets
Vessels, net	6	384,970	395,621
Intangible assets	7	—	6,288
Deferred drydock and special survey costs, net		19,068	19,522
Balance due from related parties, non-current	9,12	8,436	8,195
Other long-term assets		1,632	1,226

Total non-current assets		414,106	430,852

Total assets		$430,790	$460,302

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$3,168	$2,343
Accrued expenses	11	2,813	4,928
Deferred income and cash received in advance		1,105	807
Balance due to related parties, current	12	—	16,586
Financial liabilities short term, net of deferred finance costs	8,9	22,165	8,237
Current portion of long-term debt, net of deferred finance costs	8,9	10,611	38,496

Total current liabilities		39,862	71,397

Non-current liabilities
Long-term financial liabilities, net of current portion and net of deferred finance costs	8,9	154,272	69,863
Long-term debt, net of current portion and net of deferred finance costs	8,9	45,111	129,062

Total non-current liabilities		199,383	198,925

Total liabilities		239,245	270,322

Commitment and contingencies	11	—	—
Partners’ capital
Common unit holders —32,445,577 and 34,603,100 common units issued and outstanding at December 31, 2020 and December 31, 2019, respectively	16	191,545	189,980

Total Partners’ capital		191,545	189,980

Total liabilities and Partners’ capital		$430,790	$460,302

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars except unit and per unit data)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2020	2019	2018
Revenue	13	$127,188	$141,532	$133,921
Time charter and voyage expenses		(6,327)	(5,754)	(4,178)
Direct vessel expenses		(5,488)	(4,077)	(1,314)
Vessel operating expenses (management fees entirely through related parties transactions)	12	(69,147)	(65,638)	(53,772)
General and administrative expenses	12	(10,890)	(10,223)	(7,413)
Transaction costs	14	(1,626)	—	(4,990)
Depreciation and amortization	6,7	(16,598)	(28,647)	(38,552)
Interest expense and finance cost	8	(13,912)	(16,846)	(11,785)
Interest income		—	—	90
Other income		409	603	1,017
Other expense	11	(261)	(3,443)	(324)

Net income		$3,348	$7,507	$12,700

Net earnings per common unit, basic and diluted	15	$0.10	$0.22	$0.38

Weighted average number of common units, basic and diluted	15	34,007,718	34,603,100	33,527,135

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars except unit and per unit data)

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2020	2019	2018
OPERATING ACTIVITIES:
Net income		$3,348	$7,507	$12,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	16,598	28,647	38,552
Amortization of deferred financing costs		2,361	1,943	1,598
Amortization of deferred drydock and special survey costs		5,311	3,639	1,314
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(1,169)	356	(2,001)
(Increase)/decrease in balance due from related companies, current		(150)	—	5,643
Increase in inventories		(48)	(3,858)	(63)
Decrease/(increase) in other current assets		4,409	(1,622)	(2,854)
(Increase)/decrease in prepaid expenses		(254)	28	(100)
Increase in balance due from related parties, non-current		(242)	(333)	(2,097)
Increase in other long term assets		(407)	(127)	(1,099)
Increase/(decrease) in accounts payable		828	(1,230)	2,992
Increase/(decrease) in accrued expenses		885	2,626	(1,631)
(Decrease)/increase in due to related companies		(15,664)	12,521	4,065
Increase/(decrease) in deferred income and cash received in advance		298	(1,345)	(392)
Payments for drydock and special survey costs		(5,416)	(11,776)	(9,118)

Net cash provided by operating activities		$10,688	$36,976	$47,509

INVESTING ACTIVITIES:
Acquisition of/additions to vessels	6,7,12	(581)	(62,513)	(170,503)
Purchase option fee	11	(3,000)	—	—

Net cash used in investing activities		$(3,581)	$(62,513)	$(170,503)

FINANCING ACTIVITIES:
Proceeds from long-term debt and financial liabilities, net	8	119,060	125,022	216,200
Repayment of long-term debt and financial liabilities		(132,400)	(98,417)	(114,255)
Debt issuance costs		(2,520)	(1,851)	(3,615)
Proceeds from issuance of common units, net of offering costs	16	—	—	29,055
Repurchase of common units	16	(1,783)	—	—

Net cash (used in)/provided by financing activities		$(17,643)	$24,754	$127,385
Net (decrease)/increase in cash and cash equivalents and restricted cash		(10,536)	(783)	4,391

Cash and cash equivalents and restricted cash, beginning of period		18,109	18,892	14,501

Cash and cash equivalents and restricted cash, end of period		$7,573	$18,109	$18,892

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net		$12,016	$14,296	$9,028

See notes to consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars except unit and per unit data)

				Total
		Common unit holders		Partners’
	Note	Units	Amount	Capital
Balance, December 31, 2017		29,148,554	$140,718	$140,718

Proceeds from private placements, net of offering costs	16	5,454,546	29,055	29,055
Net income		—	12,700	12,700

Balance, December 31, 2018		34,603,100	$182,473	$182,473
Net income		—	7,507	7,507

Balance, December 31, 2019		34,603,100	$189,980	$189,980

Repurchase of common units	16	(2,157,523)	(1,783)	(1,783)
Net income		—	3,348	3,348

Balance, December 31, 2020		32,445,577	$191,545	$191,545

See notes to the consolidated financial statements

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated on April 28, 2017 under the laws of the Republic of the Marshall Islands.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers” or the “Company”). The Company is a growth-oriented international owner and operator of containerships.

The Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Containers Inc. for each common unit of Navios Containers. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company, is the Company’s general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership. The consolidated financial statements of the Company have been presented giving retroactive effect to the conversion described above, which was treated as a reorganization made within the context of the Company’s above-mentioned transactions.

As of December 31, 2020, Navios Containers had a total of 32,445,577 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 35.7% of the outstanding common units Navios Maritime Holdings Inc. (“Navios Holdings”) held 1,263,276 common units representing 3.9% of the outstanding common units of Navios Containers.

The common units of the Company commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol “NMCI”.

The operations of the Company are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company had no items of other comprehensive income for the years ended December 31, 2020, 2019 and 2018.

Impact of COVID-19 on the Company’s Business: The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain. Average time-charter rates have improved significantly in the second half of 2020, however, the underlying reasons for this improvement could reverse, which could negatively impact our business. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(b) Recent Accounting Pronouncements: In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)” which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued “Reference Rate Reform (Topic 848): Scope”, an amendment of the FASB Accounting Standards Codification. The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. This ASU is effective for all entities beginning on March 12, 2020 through December 31, 2022. The Company is currently assessing the impact that adopting this ASU will have on its disclosures to the consolidated financial statements.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a Variable Interest Entity (“VIE”). For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Since there are no entities included in the Company’s consolidation under the VIE model or required to be assessed for consolidation under the VIE model, the adoption of this ASU did not have a material impact on its consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(c) Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Navios Containers, a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries included in the consolidation:

				Statements of Operations
Company name	Nature Name	Effective Ownership	Country of incorporation	2020	2019	2018
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Navios Partners Containers Finance Inc.	Sub - Holding Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Navios Partners Containers Inc.	Sub - Holding Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	01/01 - 12/31
Nefeli Navigation S.A.	Vessel Owning Company(1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	03/13 - 12/31
Fairy Shipping Corporation	Vessel Owning Company(1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	07/02 - 12/31
Limestone Shipping Corporation	Vessel Owning Company(1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	07/02 - 12/31
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	05/31 - 12/31
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	05/14 - 12/31
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	05/14 - 12/31
Vythos Marine Corp.	Vessel Owning Company(1)	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	05/31 - 12/31
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	05/31 - 12/31
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	04/04 - 12/31
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01 - 12/31	01/01 - 12/31	05/31 - 12/31

(1)	Currently, vessel-operating company under the sale and leaseback transactions.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(d) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e) Cash and Cash Equivalents: Cash and cash equivalents consist from time to time of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f) Restricted Cash: As of December 31, 2020 and 2019, restricted cash consisted of $0 and $1,424, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain credit facilities of the Company.

(g) Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(h) Inventories: Inventories, which are comprised of: (i) bunkers (when applicable) on board of the vessels, are valued at cost as determined on the first-in, first-out basis and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, are valued at cost as determined on the first-in, first-out basis.

(i) Vessels, net: Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the Company’s containerships based on a scrap value of $340 per lightweight ton, as management believes these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods.

Management estimates the useful life of the Company’s vessels to be 30 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(j) Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Company’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

The management of the Company has considered various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook. As of June 30, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed step one of the impairment assessment of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel for which an indication existed to its carrying value. As of June 30, 2020, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of each of the Company’s vessels exceeded the carrying value of the respective vessels. As of June 30, 2020, no vessel impairment loss was identified. As of December 31, 2020, the Company concluded that events and circumstances did not trigger the existence of potential impairment of its vessels, mainly due to the container market improvement and that step one of the impairment analysis was not required.

The assessments concluded that step two of the impairment analysis was not required and that no impairment of vessels existed for the years ended December 31, 2019 and 2018, as the undiscounted projected net operating cash flows exceeded the carrying values.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the consolidated statements of operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

(k) Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statements of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. The amortization expense for the years ended December 31, 2020, 2019 and 2018 was $5,311, $3,639 and $1,314 respectively. Accumulated amortization as of December 31, 2020 and 2019 amounted to $10,351 and $5,039, respectively.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(l) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are presented under the caption “Interest expense and finance cost” in the consolidated statements of operations. The total deferred unamortized financing costs, net were $3,711 and $3,552 as of December 31, 2020 and 2019, respectively and were presented net under the caption “Current portion of long-term debt, net of deferred finance costs”, “Financial liabilities short term, net of deferred finance costs”, “Long-term financial liabilities, net of current portion and net of deferred finance costs” and “Long-term debt, net of current portion and net of deferred finance costs” in the consolidated balance sheets. Amortization costs for the years ended December 31, 2020, 2019 and 2018 were $2,361, $1,943 and $1,598, respectively.

(m) Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income. The foreign currency gain/(loss) recognized under the caption “Other income” or “Other expense” in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 was $(32), $1 and $(15), respectively.

(n) Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the consolidated financial statements if the contingency had occurred at the date of the consolidated financial statements, the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See also Note 11, “Commitments and Contingencies”. As of December 31, 2020, 2019 and 2018, the amount of $428, $610 and $1,002, respectively, relating to settlement of outstanding claims was presented under the caption “Other income” of the consolidated statements of operations.

(o) Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective approach. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

The Company generates revenue from time charter of vessels. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the Company, regardless of charter type.

The Company’s contract revenues from time chartering are governed by ASC 842 “Leases”. Upon adoption of the ASC 606 and ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no cumulative impact to the Company’s retained earnings at January 1, 2018.

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Expenses related to the revenue-generating contracts are recognized as incurred. See Note 2(q).

(p) Deferred Income and Cash Received In Advance: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the charter period.

(q) Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provisions for losses on time charters in progress at year-end and other miscellaneous expenses.

(r) Direct Vessel Expenses: Direct vessel expenses comprise the amortization related to drydock and special survey costs of certain vessels of the Company’s fleet as well as the reactivation cost of laid-up vessels and other expenses as per management agreement.

(s) Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt and financial liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

For the year ended December 31, 2020 three customers, Hapag-Lloyd AG, NOL Liner PTE Ltd, CMA CGM, and COSCO (Cayman) Mercury Co., Ltd represented 21.5%, 19.6%, 15.1% and 10.3% of the total revenues, respectively. For the year ended December 31, 2019 two customers, NOL Liner PTE Ltd and Hapag-Lloyd AG, represented 30.8% and 17.9% of the total revenues, respectively. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines represented 30.5% and 25.7% of the total revenues, respectively.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

Fair Value Risk: See Note 2(w).

(t) Income Taxes: The Company is a Marshall Islands limited partnership. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

Marshall Islands do not impose a tax on international shipping income. Under the laws of Marshall Islands, the country of the companies’ incorporation and formation and vessels’ registration in addition to Panama and Liberia, the companies are subject to registration and tonnage taxes.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

(u) Leases: Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases. In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheet and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its revenue arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into sale and leaseback transactions which qualify as failed sale and leaseback transactions as the Company has a purchase obligation to acquire the vessels at the end of the lease term.

(v) Accounts Receivable, net: The amount shown as accounts receivable, net, at each balance sheet date, includes trade receivables from charterers for hire. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made for the years presented.

(w) Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(x) Time Charters at Favorable Terms: When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining lease term and the amortization expense is presented in the consolidated statements of operations under the caption “Depreciation and amortization”.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2020	December 31, 2019
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	$7,573	$16,685
Restricted cash	—	1,424

Total cash and cash equivalents and restricted cash	$7,573	$18,109

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

As of December 31, 2019, restricted cash amounted to $1,424, and related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities. There was no restricted cash as of December 31, 2020.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31,	December 31,
	2020	2019
Accounts receivable	$3,456	$2,287
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$3,456	$2,287

Financial instruments that potentially subject Navios Containers to concentrations of credit risk are accounts receivable. Navios Containers does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: OTHER CURRENT ASSETS

As of December 31, 2020 and 2019, other current assets amounted to $674 and $4,525, respectively, which mainly related to Company’s claims receivable. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 6: VESSELS, NET

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$178,136	$(539)	$177,597
Additions	170,503	—	170,503
Depreciation	—	(5,407)	(5,407)

Balance December 31, 2018	$348,639	$(5,946)	$342,693
Additions	62,513	—	62,513
Depreciation	—	(9,585)	(9,585)

Balance December 31, 2019	$411,152	$(15,531)	$395,621
Additions / Transfers to other assets	(341)	—	(341)
Depreciation	—	(10,310)	(10,310)

Balance December 31, 2020	$410,811	$(25,841)	$$384,970

Acquisition of Vessels

2019

On April 23, 2019, the Company purchased from an unrelated third party the Navios Constellation, a 2011-built 10,000 TEU containership, for an acquisition cost of $53,360 (including $860 capitalized expenses), pursuant to the exercise of its purchase option in January 2019, based on the memorandum of agreement entered into in November 2018.

2018

On December 17, 2018, the Company purchased from an unrelated third party the Bermuda, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11,098 (including $398 capitalized expenses).

On December 7, 2018, the Company purchased from an unrelated third party the Bahamas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $13,422 (including $522 capitalized expenses).

In November 2018, Navios Containers Inc. agreed to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500, upon the exercise of the Company’s purchase option prior to February 2019. See Note 11.

On September 12, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of approximately $14,105 (including $205 capitalized expenses).

On July 2, 2018, Navios Containers Inc. purchased from Navios Partners the Navios Utmost (ex YM Utmost) and the Navios Unite (ex YM Unity), two 2006-built 8,204 TEU containerships, for an aggregate acquisition cost of approximately $67,496 (including $496 capitalized expenses).

On May 30, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of approximately $50,318 (including $68 capitalized expenses).

On March 14, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Dorado (ex Niledutch Okapi), a 2010-built 4,250 TEU containership, for an acquisition cost of approximately $11,931 (including $151 capitalized expenses).

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 7: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased and are analyzed as following:

Time charters with favorable terms	December 31, 2020	December 31, 2019
Acquisition cost	$71,535	$71,535
Accumulated amortization	(71,535)	(65,247)

Time charters with favorable terms net book value	$—	$6,288

Amortization expense for the years ended December 31, 2020, 2019 and 2018 amounted to $6,288, $19,062 and $33,146, respectively, and is presented under the caption “Depreciation and amortization” in the consolidated statements of operations.

Intangible assets subject to amortization were amortized using straight line method over their estimated useful lives to their estimated residual value of zero. As of December 31, 2020, the Company did not have any unamortized intangible assets.

NOTE 8: BORROWINGS

Borrowings consist of the following:

	December 31,	December 31,
Navios Containers credit facilities	2020	2019
ABN AMRO Bank N.V. $50 million facility	$19,250	$25,800
BNP Paribas $54 million facility	37,240	44,688
HCOB $36 million facility	—	27,200
HCOB $127.2 million facility	—	57,131
Sellers’ Credit	—	15,000

Total loans	$56,490	$169,819
Minsheng Financial Leasing Co. Ltd Financial liability	70,751	79,391
Bank of Communications Financial Leasing Co., Ltd Limited Financial liability	108,629	—

Total borrowings	$235,870	$249,210

Total borrowings	December 31, 2020	December 31, 2019
Total borrowings	$235,870	$249,210
Less: current portion of long-term debt	(10,611)	(38,496)
Less: current portion financial liabilities	(22,165)	(8,237)
Less: Deferred financing costs	(3,711)	(3,552)

Total long-term borrowings, net	$199,383	$198,925

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

ABN AMRO BANK N.V Facility: On December 3, 2018, the Company entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. The Company drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth quarter of 2018. On June 28, 2019, the Company entered into a supplemental agreement with ABN AMRO, under which the Company made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. The outstanding loan amount as of December 31, 2020 was $19,250 and is repayable in 8 quarterly installments, in the amount of $1,050 each, along with a final balloon payment of $10,850 payable together with the last installment due in December 2022.

BNP Paribas Facility: On June 26, 2019, the Company entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, the Company drew $48,750 net of loan’s discount of $405. This loan bears interest at a rate of LIBOR plus 300 bps. As of December 31, 2020, the facility is repayable in 14 quarterly installments in the amount of $1,693 each, along with a final balloon payment of $13,542 payable together with the last installment, falling due on June 2024. As of December 31, 2020, the outstanding loan amount under this facility was $37,240 and no amount remains to be drawn.

Hamburg Commercial Bank AG and Alpha Bank A.E.: On June 28, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 bps. As of December 31, 2019, the Company had drawn $36,000 under this facility, net of the loan’s discount of $270. On March 13, 2020, the Company repaid the facility in full. There was no outstanding loan amount under the facility as of December 31, 2020.

On November 9, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31,800 each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 bps and commitment fee of 0.75% per annum on the undrawn loan amount. On March 12, 2019 and October 16, 2019, Navios Containers cancelled two of the tranches of the facility at no cost. On March 13, 2019, the Company drew $30,150 of the second tranche, net of the loan’s discount of $166, to refinance the outstanding debt of one containership. On April 18, 2019, the Company drew $31,122 of the fourth tranche, net of the loan’s discount of $233, to finance part of the purchase price of one containership. On March 13, 2020, the Company repaid the facility in full. There was no outstanding loan amount under the facility as of December 31, 2020.

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement (the “Sellers’ Credit”) in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20,000 at a rate of 5% per annum, divided in two tranches of $15,000 and $5,000. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the Company drew $15,000, net of discount of $150. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired. The Sellers’ Credit was repaid in full in January 2020.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Financial liabilities: On May 25, 2018, the Company entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd in order to refinance the outstanding balance of the existing facilities of 18 containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, the Company completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, the Company completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, the Company completed the sale and leaseback of four additional vessels for $26,700. The Company did not proceed with the sale and leaseback transaction of the four remaining vessels. The Company is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1,097 each. The Company also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of December 31, 2020, the outstanding balance under this sale and leaseback transaction was $70,751.

On March 11, 2020, the Company completed a $119,060 sale and leaseback transaction with Bank of Communications Financial Leasing Co., Ltd Limited to refinance the existing credit facilities of two 8,204 TEU containerships and two 10,000 TEU containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. The Company drew the entire amount on March 13, 2020, net of discount of $1,191. The Company also has an obligation at maturity to purchase: (i) the two 10,000 TEU containerships for $25,500 in the aggregate; and (ii) the two 8,204 TEU containerships for $18,000 in the aggregate. The sale and leaseback agreement: (i) is repayable in 25 quarterly installments of $2,010 each, in the aggregate, matures in March 2027 and bears interest at LIBOR plus 310 bps per annum for the two 10,000 TEU containerships; and (ii) is repayable in 17 quarterly installments of: (a) $16.0 per day, in the aggregate, for the first five installments; and (b) $6.9 per day, in the aggregate, for the remaining 12 installments, matures in March 2025 and bears interest at LIBOR plus 335 bps per annum for the two 8,204 TEU containerships. As of December 31, 2020, the outstanding balance under this sale and leaseback transaction was $108,629.

Amounts drawn are secured by first priority mortgages on the Company’s vessels. The credit facilities and financial liabilities contain a number of restrictive covenants that limit Navios Containers and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and financial liabilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

The Company’s credit facilities and financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 111% to 140%; (ii) minimum free consolidated liquidity equal to product of $500 and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of liabilities-to-assets (as defined in the Company’s credit facilities and financial liabilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth between $30,000 and $50,000. Among other events, it will be an event of default under the Company’s credit facilities and financial liabilities if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities and financial liabilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of December 31, 2020, the Company was in compliance with its covenants.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

The annualized weighted average interest rates of the Company’s total borrowings were 4.54%, 5.72% and 5.76% for the years ended December 31, 2020, 2019 and 2018, respectively.

For the years ended December 31, 2020, 2019 and, 2018, interest expense amounted to $11,551, $14,903 and $10,187, respectively, and is presented under the caption “Interest expense and finance cost” in the consolidated statements of operations.

The maturity table below reflects the principal payments for the next five years of all borrowings of the Company outstanding as of December 31, 2020, based on the repayment schedules of the respective secured credit facilities and financial liabilities (as described above).

Payment due by 12 month period ending
December 31, 2021	$34,026
December 31, 2022	42,941
December 31, 2023	69,172
December 31, 2024	27,497
December 31, 2025	26,681
Thereafter	35,553

Total	$235,870

NOTE 9: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Balance due from related parties, non-current: The carrying amount of due from related parties non-current reported in the consolidated balance sheet approximates its fair value.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. Sellers’ Credit was a fixed rate borrowing and its outstanding balance as at December 31, 2019 approximated its fair value due to its short maturity.

Financial liabilities: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the financial liabilities continues to approximate their fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$7,573	$7,573	$16,685	$16,685
Restricted cash	$—	$—	$1,424	$1,424
Balance due from related parties, non-current	$8,436	$8,436	$8,195	$8,195
Long-term debt, including current portion, net	$(55,722)	$(56,490)	$(167,558)	$(169,819)
Financial liabilities, including current portion, net	$(176,437)	$(179,380)	$(78,100)	$(79,391)

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$7,573	$7,573	$—	$—
Balance due from related parties, non-current(1)	$8,436	$—	$8,436	$—
Long-term debt, including current portion, net (2)	$(56,490)	$—	$(56,490)	$—
Financial liabilities, including current portion, net (3)	$(179,380)	$—	$(179,380)	$—

	Fair Value Measurements at December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,685	$16,685	$—	$—
Restricted cash	$1,424	1,424	$—	$—
Balance due from related parties, non-current(1)	$8,195	—	$8,195	$—
Long-term debt, including current portion, net(2)	$(169,819)	—	$(169,819)	$—
Financial liability, including current portion, net (3)	$(79,391)	—	$(79,391)	$—

(1)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(2)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(3)

The fair value of the Company’s financial liabilities is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 10: LEASES

The future minimum contractual lease revenue (charter-out rates are presented net of commissions), for which a charter party has been concluded as of December 31, 2020, is as follows:

Amount in
thousands of
U.S. dollars
2021	149,096
2022	74,864
2023	31,532
2024	19,847
2025	19,182
Thereafter	6,359

Total minimum lease revenue, net of commissions	$300,880

Revenues from time charters are generally not received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the consolidated financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the consolidated financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. In July 2019, the Company converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option. The agreement granted the Company the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. During the fourth quarter of 2019, the Company received notice from the sellers to acquire the vessel. The Company did not exercise the option and the containership was sold to a third party. As a result, the Company made a payment of $3,000 to the sellers on April 1, 2020.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Vessel operating expenses (management fees): Pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, June 1, 2018 and August 28, 2019 (the “Management Agreement”), the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee by the Company, equal to the fees charged for the full calendar year preceding the termination date, in the event the Management Agreement is terminated on or before December 31, 2024. The fixed vessel operating expenses charged by the Manager for the period through December 31, 2019 and the two-year period commencing January 1, 2020 are: (a) $6.1 and $6.2 daily rate per Container vessel of 3,000 TEU up to 4,999 TEU, respectively; (b) $7.4 and $7.8 daily rate per Container vessel of 8,000 TEU up to 9,999 TEU, respectively; (c) $7.4 and $8.3 daily rate per Container vessel of 10,000 TEU up to 11,999 TEU, respectively; and (d) commencing January 1, 2020, $0.1 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. This fixed daily fee covers all of the vessels operating expenses, other than certain extraordinary fees and costs, as defined in the Management Agreement. For the years ended December 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, under Company’s Management Agreement amounted to $581 and $9,164, respectively, and are presented under the caption “Acquisition of/additions to vessels” in the consolidated statements of cash flows. Drydocking and special survey are paid to the Manager at cost. Total fixed vessel operating expenses for the years ended December 31, 2020, 2019 and 2018, under the respective agreement amounted to $69,147, $65,638 and $53,772, respectively, and are presented under the caption “Vessel operating expenses (management fees entirely through related parties transactions)” in the consolidated statements of operations.

General & administrative expenses: Pursuant to the administrative services agreement, dated June 7, 2017, as amended on August 28, 2019 (the “Administrative Agreement”), the Manager also provides administrative services to the Company, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In August 2019, the Company extended the duration of the Administrative Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. The amendment dated August 28, 2019 also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by the Company in the event the Administrative Agreement is terminated on or before December 31, 2024. Total general and administrative fees charged by the Manager for the years ended December 31, 2020, 2019 and 2018 amounted to $8,120, $8,034 and $6,638, respectively, and are presented under the caption “General and administrative expenses” in the consolidated statements of operations.

Balance due from/to related parties: Balance due from related parties as of December 31, 2020 amounted to $150 (December 31, 2019: Balance due to related parties $16,586), and the long-term receivable amounted to $8,436 (December 31, 2019: $8,195). The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the management agreement.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future (the “Omnibus Agreement”). The Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interests in Navios Containers to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with the Company’s Chairman and Chief Executive Officer, Angeliki Frangou.

Merger Agreement Navios Partners: On December 31, 2020 Navios Containers and Navios Partners entered into an Agreement and Plan of Merger, (the “Merger Agreement”) under which Navios Partners will acquire all of the publicly held common units of Navios Containers in exchange for common units of Navios Partners (the “Transaction”).

The Transaction is subject to approval by holders of a majority of the outstanding Navios Containers common units, calculated in accordance with Navios Containers’ partnership agreement. The General Partner of Navios Containers has consented to the merger, and Navios Partner has agreed to vote the Navios Containers’ common units it holds in favor of the Transaction. The Transaction is also subject to other customary closing conditions.

Under the terms of the Transaction, upon approval of the Transaction by the common unit holders of Navios Containers, the public common unit holders of Navios Containers will receive 0.39 of a common unit of Navios Partners for each outstanding common unit of Navios Containers. See also Note 17.

NOTE 13: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

	Year Ended	Year Ended	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Asia	$66,291	$89,271	$108,508
Europe	54,889	52,261	25,413
United States	6,008	—	—

Total Revenue	$127,188	$141,532	$133,921

NOTE 14: TRANSACTION-RELATED EXPENSES

Transaction-related expenses for the year ended December 31, 2020 amounted to $1,626 and related to expenses incurred in connection with the Company’s Merger Agreement (see Note 12 and Note 17).

Transaction-related expenses for the year ended December 31, 2018 amounted to $4,990 and related to expenses incurred in connection with the Company’s listing on the Nasdaq Global Select Market.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 15: EARNINGS PER UNIT

The unit and per unit data included in the accompanying consolidated financial statements have been restated for the periods presented to reflect the Company’s conversion to a limited partnership, as discussed in Note 1.

Earnings per unit is calculated by dividing net income available to common unitholders by the weighted average number of common units of the Company outstanding during the period.

The general partner interest is a non-economic interest, meaning the Company’s general partner, Navios Maritime Containers GP LLC, does not participate in the Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Numerator
Net income	$3,348	$7,507	$12,700
Denominator:
Denominator for basic and diluted earnings per common unit - weighted average number of common units	34,007,718	34,603,100	33,527,135
Basic and diluted net earnings per common unit	$0.10	$0.22	$0.38

NOTE 16: PARTNERS’ CAPITAL

Navios Containers

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30,000. Navios Partners invested $14,460 and received 2,629,095 common shares and Navios Holdings invested $500 and received 90,909 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

On November 30, 2018, Navios Containers Inc. converted the issued shares of common stock to common units (see Note 1).

In July 2020, the Board of Directors authorized a common unit repurchase program for up to $6,000 of the Company’s common units over a one-year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Company’s management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of December 31, 2020, the Company had repurchased 2,157,523 common units, at a total cost of approximately $1,783.

Following the private placements, the conversion and the repurchase program described above, the Company had a total of 32,445,577 common units outstanding as of December 31, 2020. Upon the conversion of Navios Containers Inc. to a limited partnership all of the warrants described above issued to Navios Partners and Navios Holdings expired.

NAVIOS MARITIME CONTAINERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit and per unit data)

NOTE 17: SUBSEQUENT EVENT

On March 24, 2021, the Company announced that at its Special Meeting of Limited Partners the Navios Containers common unit holders approved the merger contemplated by the previously announced Merger Agreement, dated December 31, 2020, by and among Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Containers and its general partner, Navios Maritime Containers GP LLC. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Navios Containers, with Navios Containers being a wholly-owned subsidiary of Navios Partners. The effective time of the Merger is expected to be on or about March 31, 2021. See also Note 12.